03011304

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34031

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

RECEIVED FEB 21 2003 PROCESSING SECTION

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cambridge Way, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5214 Maryland Way, Suite 309
(No. and Street)

Brentwood (City) TN (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maggie Nuzum 615-371-9002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lattimore, Black, Morgan & Cain, P.C.
(Name – *if individual, state last, first, middle name*)

P. O. Box 1869 (Address) Brentwood (City) TN (State) 37024-1869 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CAMBRIDGE WAY, INC.

Financial Statements and Supplementary Data

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

LATTIMORE BLACK MORGAN & CAIN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

CAMBRIDGE WAY, INC.

Table of Contents

OATH OR AFFIRMATION

I, Maggie Nuzum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cambridge Way, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maggie Nuzum
Signature

Sr. Vice President
Title

Karen W. Vaughan
Notary Public Comm. Expires 8/20/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. None
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. Not required
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cambridge Way, Inc.:

We have audited the accompanying statements of financial condition of Cambridge Way, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Way, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lattimore, Black, Morgan & Cain, P.C.

Brentwood, Tennessee
January 21, 2003

Nashville
LBMC Financial Center • 5250 Virginia Way
P.O. Box 1869 • Brentwood, TN 37024-1869
615-377-4600 • Fax 615-309-2500

www.lbmc.com

Knoxville
9125 Cross Park Drive, Suite 200
Knoxville, TN 37923-4505
865-694-4008 • Fax 865-694-8231

CAMBRIDGE WAY, INC.

Statements of Financial Condition

December 31, 2002 and 2001

Assets

		2002		2001
Current assets:				
Cash and cash equivalents, including $50,000 in 2002 and 2001 on deposit with clearing broker	$	114,398	$	92,536
Commissions receivable		14,078		17,281
Due from affiliate		64,120		71,568
Other current assets		7,665		2,376
Total current assets		200,261		183,761
Property and equipment, net:				
Office equipment		40,453		40,453
Furniture and fixtures		40,610		40,610
		81,063		81,063
Less accumulated depreciation		76,565		72,672
Property and equipment, net		4,498		8,391
Deposits		4,705		4,705
	$	209,464	$	196,857

Liabilities and Stockholder's Equity

		2002		2001
Current liabilities:				
Accounts payable and accrued expenses	$	20,903	$	17,411
Total current liabilities		20,903		17,411
Stockholder's equity:				
Common stock, no par value; 1,000 shares authorized, issued, and outstanding		1,000		1,000
Additional paid-in capital		32,616		32,616
Retained earnings		161,540		152,425
Treasury stock - 300 shares at cost		(6,595)		(6,595)
Total stockholder's equity		188,561		179,446
	$	209,464	$	196,857

See accompanying notes to the financial statements.

CAMBRIDGE WAY, INC.

Statements of Operations

Years ended December 31, 2002 and 2001

	2002	2001
Commissions revenue	$ 389,121	$ 416,408
Operating expenses	401,907	386,264
Operating income (loss)	(12,786)	30,144
Interest and other income	21,901	4,812
Net earnings	$ 9,115	$ 34,956

See accompanying notes to the financial statements.

CAMBRIDGE WAY, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2002 and 2001

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholder's Equity
Balance at December 30, 2000	$ 1,000	$ 32,616	$ 117,469	$ (6,595)	$ 144,490
Net earnings	-	-	34,956	-	34,956
Balance at December 31, 2001	1,000	32,616	152,425	(6,595)	179,446
Net earnings	-	-	9,115	-	9,115
Balance at December 31, 2002	$ 1,000	$ 32,616	$ 161,540	$ (6,595)	$ 188,561

See accompanying notes to the financial statements.

CAMBRIDGE WAY, INC.

Statements of Cash Flows

Years ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net earnings	$ 9,115	$ 34,956
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:		
Depreciation	3,893	6,105
(Increase) decrease in operating assets:		
Commissions receivable	3,203	10,881
Due from affiliate	7,448	(71,568)
Other current assets	(5,289)	(943)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	3,492	16,881
Due to affiliate	-	(11,240)
Total adjustments	12,747	(49,884)
Net cash provided (used) by operating activities	21,862	(14,928)
Cash flows from investing activities - purchases of property and equipment	-	(1,782)
Increase (decrease) in cash and cash equivalents	21,862	(16,710)
Cash and cash equivalents at beginning of year	92,536	109,246
Cash and cash equivalents at end of year	$ 114,398	$ 92,536

See accompanying notes to the financial statements.

CAMBRIDGE WAY, INC.

Notes to the Financial Statements

December 31, 2002 and 2001

(1) Nature of operations

Cambridge Way, Inc. was incorporated under the laws of the State of Tennessee in April 1985 for the purpose of engaging in the securities business.

The Company is a broker-dealer who, as required by its restriction letter with the National Association of Securities Dealers, sells general securities on a fully-disclosed basis through a clearing broker, direct participation programs and variable contracts only on a "best efforts" and subscription basis, and mutual funds by wire order with all orders cleared through the sponsoring institution.

(2) Summary of significant accounting policies

(a) Basis of presentation

The financial statements are prepared on the accrual basis. Revenue from securities transactions is recorded on the trade date.

(b) Cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months, including money market funds held on account by clearing brokers, to be cash equivalents.

(c) Property and equipment

Property and equipment is stated at cost. Depreciation is provided over the assets' estimated useful lives using accelerated methods. Furniture and fixtures are generally depreciated over seven years while office equipment is depreciated over five years.

Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals or betterments are capitalized. When property is retired or sold, the cost and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

(d) Income taxes

The Company has elected to be taxed as a Subchapter "S" corporation for federal income tax purposes. As such, all federal taxable income and losses pass through to the individual stockholder for inclusion in his personal income tax return and the Company recognizes only state income taxes in the financial statements.

The amount provided for state income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

(e) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Income taxes

State net operating loss carryforwards of the Company approximate $5,500 at December 31, 2002 and are generally available for state tax purposes through 2015.

(4) Contingent liabilities

There is one claim pending against the Company. Management does not expect the ultimate resolution of this matter, or any other potential legal liability, to have a material adverse effect on the Company's financial position.

(5) Related party transactions

The stockholder of the Company is also the sole stockholder of an affiliate company. Both companies share the office facilities and incur other common overhead expenses. The Company has been allocated 25% of those expenses for 2002 and 2001. The affiliate also pays the stockholder's and all other compensation. The Company paid the affiliate $36,763 and $104,475 for management services in 2002 and 2001, respectively.

(6) Net capital requirements and other restrictions

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital equal to $50,000. At December 31, 2002, the Company had net capital as defined of $107,573.

The Company utilizes a clearing broker for trading purposes. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with this broker. At December 31, 2002 and 2001, this amount is included in cash and cash equivalents in the statements of financial condition.

CAMBRIDGE WAY, INC.

Operating Expenses

Years ended December 31, 2002 and 2001

	2002	2001
Automobile and travel	$ 2,403	$ 1,922
Commissions	183,348	72,688
Depreciation	3,893	6,105
Dues and subscriptions	11,381	12,399
Legal and professional	45,000	47,249
Licenses, bonds, and fees	44,700	52,309
Management fee	36,763	104,475
Miscellaneous	19,159	14,135
Office supplies and expenses	16,534	30,484
Rent	15,620	20,786
Other taxes	1,408	1,115
Telephone	21,698	22,597
	$ 401,907	$ 386,264

CAMBRIDGE WAY, INC.

Computation of Net Capital Under Rule 15c3-1

December 31, 2002 and 2001

	2002	2001
Total stockholder's equity	$ 188,561	$ 179,446
Less nonallowable assets and haircuts:		
Due from affiliate	64,120	71,568
Other current assets	7,665	2,376
Property and equipment, net	4,498	8,391
Deposits	4,705	4,705
Total nonallowable assets and haircuts	80,988	87,040
Net capital (less nonallowable assets)	107,573	92,406
Net capital required	50,000	50,000
Excess net capital	$ 57,573	$ 42,406

CAMBRIDGE WAY, INC.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2002 and 2001

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

CAMBRIDGE WAY, INC.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2002 and 2001

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the rule.

CAMBRIDGE WAY, INC.

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2002 and 2001

The net capital computed on page 11 and the Company's computation of net capital on its December 31, 2002 and 2001 Focus Report - Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

CAMBRIDGE WAY, INC.

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2002 and 2001

Not Applicable

CAMBRIDGE WAY, INC.

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2002 and 2001

None

LATTIMORE BLACK MORGAN & CAIN, PC
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Board of Directors
Cambridge Way, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Cambridge Way, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Cambridge Way, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in conformity with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Nashville
LBMC Financial Center • 5250 Virginia Way
P.O. Box 1869 • Brentwood, TN 37024-1869
615-377-4600 • Fax 615-309-2500

www.lbmc.com

Knoxville
9125 Cross Park Drive, Suite 200
Knoxville, TN 37923-4505
865-694-4008 • Fax 865-694-8231

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lattimore, Black, Morgan & Cain, P.C.

Brentwood, Tennessee
January 21, 2003